UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

LEIDOS HOLDINGS, INC.
LEIDOS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-33072 000-12771	20-3562868 95-3630868
(State of other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
11951 Freedom Drive, Reston, Virginia (Address of principal executive offices)		20190 (Zip Code)

Raymond L. Veldman
(571) 526-6302
(Name and telephone, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

•	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) under the Exchange Act for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

ITEM 1.01 Conflict Minerals Disclosure and Report

The registrant’s Conflict Minerals Report for the year ended December 31, 2014 is attached hereto as Exhibit 1.01 and is available at www.leidos.com.

ITEM 1.02 Exhibit

The registrant’s Conflict Minerals Report for the year ended December 31, 2014 is attached hereto as Exhibit 1.01.

Section 2 - Exhibits

ITEM 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LEIDOS HOLDINGS, INC.

By: /s/ Raymond L. Veldman
Name: Raymond L. Veldman

Title:	Senior Vice President, Secretary and Deputy General Counsel

LEIDOS, INC.

By: /s/ Raymond L. Veldman
Name: Raymond L. Veldman

Title:	Senior Vice President, Secretary and Deputy General Counsel

Date: May 29, 2015